Exhibit 3.7

ActionView International, Inc. Amended Bylaws

Section 2.6

 "A majority of the shares of stock which are issued and outstanding entitled to vote, represented either in person or by proxy, shall constitute a quorum for all meetings of the stockholders for the transaction of business except as otherwise provided by statute or the Articles of Incorporation.  If however such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, either in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.  At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified."